MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              3-02-07/4:00 pm CT
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                  March 2, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, March 2nd.
                  The week thankfully ended finally, this was quite a volatile week. We haven't seen this kind of ups and downs and particularly a downside in quite some time and that really was the big story of the week.

                  What would normally had been just a normal, very volatile down week, saw a lot of headline status largely due to the fact that we haven't seen it for so very long; we've gone so many months, so many quarters in a row without seeing this kind of volatility which, in the longer scheme of market history, is not unusual at all.

                  But the fact that we had kind of all been lulled into a sense of there's going to be a little bit less volatility in the market, I think made this more of a headline story. Nevertheless, it was troublesome. I was certainly wrong last week when I talked about the three steps forward and two steps back, it was more like one step forward and three steps back and basically we're starting all over with the year now in March and we'll see what happens over the succeeding ten months.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              3-02-07/4:00 pm CT
                                                                          Page 2

                  Like I was saying, in a period like this, it's important to step back and really take a larger look at what you're doing with the portfolio and if we're on the right track or not.

                  I had mentioned last week that I kind of got a sense of deja vu that a lot of the stories, a lot of the fears that we were seeing in the market was much the same fears as we saw last year.

                  I think that what we're seeing right now is that same kind of sell-off that we saw in the late spring, early summer, that created the bottom for the succeeding rally in the last four months of the year that gave us some very good returns. I see no reason why we shouldn't see a similar pattern emerge this year.

                  A couple things to keep in mind; some of the stories that you're hearing now about currencies and mortgages and the fact that you're seeing people in Washington get involved gives me a sense that most of the problems are likely to be behind us.

                  Things don't even get onto Washington's radar until the problem has worked its way two-thirds through the system. Washington is never the first group of people on the scene with any kind of problem they certainly never anticipated, all they do like most politicians is react to something that's been happening for quite some time.

                  So I think a lot of the things that we are hearing from a headline standpoint are already priced into the market. They might not be fully priced in but they are largely priced into the market.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              3-02-07/4:00 pm CT
                                                                          Page 3

                  Nevertheless, it's important during periods of time like this that we make sure that the portfolio is positioned appropriately, not appropriately from the standpoint of making the most money or preserving the most capital over the next 72 hours but making sure that we're in the position to make it through this period of time, and then most importantly, being in a position to ride the market up when that ultimate recovery does come.

                  What we've been doing with the portfolio for most of this year and continue to do it this week with a few tweaks is making sure that we construct the portfolio from a best of breed and best of show standpoint. We're looking at companies that are really best of breed companies, that are leaders in their particular market niches that have the size, the financial strength, the type of products and services and offerings that lead their particular market niche, that have the kind of innovative management that gives heartburn to their competitors; these are the companies that are truly the ones that are leaders in their class.

                  And then from those leaders across the board in their class, we try to overweight those companies that are really the best of the best and those are the best of show. So we pull from the best of breed to get the best of show and then we overweight those. What you end up with is an allocation that is a pretty impressive list of names.

                  That doesn't mean that this list of names is never going to go down, we certainly had some very strong down days this week, but it also tells you that these are the companies that, sure, they're going to get some minor wounds in a market downturn, but when the market turns around, this is where the money is going to flow because these are the high quality, market-leading, niche-leading stocks that the big money is going to be flowing into.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              3-02-07/4:00 pm CT
                                                                          Page 4

                  So let me go through this list and I think you'll get a sense when you hear where the bulk of the money in the portfolio is allocated that regardless of what happens over a week or two or a three-week period in the market or even a month or two period in the market, these are the companies that are likely to be the companies that investors are going to make the most money in with the highest degree of safety and pretty much land on their feet in most market conditions.

                  These are companies like Apple Computer, our largest holding; our second largest holding is Google; then we go to Toyota; United Health Group; our fifth largest holding is Sears Holding Company and with that, of course, we're betting on that legendary Hedge Fund Manager, Eddie Lampert.

                  You might have heard his name bandied about this week because Warren Buffett, when he came out with this annual letter to shareholders, Buffett said that I'm looking for somebody to succeed me as Chief Investment Officer at Berkshire Hathaway.

                  And even though he didn't mentioned the name, a lot of people in the news immediately thought of someone like Eddie Lampert, that's how high a regard he's held and that he's thought of as the ultimate successor in terms of brilliance in money management to Warren Buffett. So Sears Holding Company isn't so much a retail play for us as much as it is a play on the next generation's Warren Buffett.

                  Valero Energy, which is the largest petroleum refinery in America; McDonalds; Vornado Realty; Goldman Sachs;
                  Caterpillar; Altria, which is the Philip Morris; Berkshire Hathaway; MasterCard -- these are not speculative companies, these are not fly by night story stocks, these are companies that are large, broadly-based with an international footprint that are dominating their market niche, that have not only strong fundamentals but, most importantly, have strong and innovative corporate management that are likely to make it through most difficult economic times.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              3-02-07/4:00 pm CT
                                                                          Page 5

                  So if I seem relatively relaxed and a little cavalier about a week like this, it's because I can't see how over time, assuming that the markets stay reasonably whole and ultimately recover, I really can't see the scenario where a group of companies like Apple and Google and Toyota and McDonalds and Goldman Sachs and Caterpillar and Berkshire Hathaway are not going to be leaders of the pack.

                  So periods like this, all we try to do is, as a company, is doing particularly well in terms of its stock price, maybe take a little bit off the table, and reallocate those dollars to a company that's being unduly punished; just a little tinkering on the margins, a little buy low, sell high, just to make sure that we get that extra edge over a period of time.

                  But in terms of total allocation in the portfolio, we're not going to cash, we're not shorting the market, we're not wholesale selling one group of stocks and buying another group of stocks, it's steady as she goes with a quality portfolio that we think is going to do very well this year.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   March 9, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                  March 9, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, March 9th.
                  This week turned out to be a much more satisfactory week than the last couple of weeks. It looks like the world was not
                  coming to an end. I don't mean to be too carefree about this,
                  I mean there is always risk in the market and there is always a risk that the market is going to go down. But I think a lot of the fears that were prevalent for the last couple of weeks have been seen to be not something that is likely to derail the market substantially. There seems to be a constant
                  drumbeat again about this subprime mortgage crisis, about how companies in the subprime mortgage area are getting into
                  trouble, filing for bankruptcy, this and that. It's important to keep all this stuff in perspective. For example, the big news at the end of this week was a company called New Century
                  Financial, filing for bankruptcy and how that is supposed to send ripples through the financial markets. But let's step back and understand that this company, New Century Financial that's in the news so much, is a $200 million company. That's less than one-thousandth the size of just General Electric.
                  We're talking about miniscule, micro-sized companies here and the consequences of anything happening with those companies are relatively insignificant relative to the multi-trillion dollar size of not just the U.S. market but the global
                  financial market. So even though this is a constant news story if you're glued to CNBC, keep in mind that it's really a
                  sideshow more than anything else.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   March 9, 2007
                                                                          Page 2

                  So you might ask yourself why do they keep boasting on something that is so much of a, technically-speaking, sideshow? Well, what they are trying to do and trying to keep their eye on the ball about is whether this is some leading indicator as to whether there is even more substantial weakness in the housing market, whether there really is more risk in the mortgage market, is the consumer weakening, are more and more loans going to default, and is this going to have a ripple effect in the economy and the financial markets? So far we haven't seen any of that. The latest news in fact this past week shows that employment remains strong, job creation remains good, wages remain good, and as long as that's the case, there's not going to be any substantial weakness in the ability of people to pay their mortgages. So even though on the margins there will always be those marginal players, the people who got into the housing market to speculate or the people who really were reaching and really, theoretically, shouldn't have been able to afford mortgages, there will be those people that will always get shaken out in any kind of correction, any kind of market but the big and broad housing market, even though it's slowing down, is going to remain healthy and will probably start its recovery in the second half of this year.

                  So I think the market kind of realized that there was a lot of yelling and shouting and screaming last week about all the subprime stuff and the yen carry trade but in reality, the
                  U.S. economy remained pretty strong. As I indicated last week, when the money starts flowing back into the market, when buyers start stepping up to the plate, it's the strong franchise quality holdings that tend to do the best as happened this week.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   March 9, 2007
                                                                          Page 3

                  Our holdings that I talked about as being the best in breed and the best in show holdings significantly outpaced the broader market and we had a very good week accordingly; I think that's going to continue. Whenever there is a sense of fear in the market and the money that is invested in the market will tend to go towards those stocks that are perceived to be of greatest value, the real Blue Chips in the market, both Blue Chip Value Stock and Blue Chip Growth Stock, but the companies that are strong sustainable franchises where the market participants don't have to worry about some hidden problem that might surface without their knowing about it. So I think the kind of thing that we saw for most of this week and we're likely to see next week is going to be a relatively benign market where there is all kinds of fears thrown out there but the market will continue I think a relatively strong path through most of 2007.

                  It's interesting that we have a classic situation being setup for the Federal Reserve to really have a reason to do nothing. On the one hand, economic growth remains strong. It's just amazing how long and how far this economy has gone. The strength of the economic recovery is something that might tip some of the hawks on the Federal Reserve Board to lean towards tightening interest rates, raising interest rates, the market doesn't want that. Even though the market wants economic growth, it doesn't want enough for the Fed to raise interest rates. On the other hand, the soft housing markets and the perceived problems in the subprime market caused some ripples to the credit markets which led some people to believe that the next move on the part of the Federal Reserve would read actually lower rates maybe as soon as their main meeting. I think these two things are going to balance themselves out. I think all we're going to see for the foreseeable future is the Federal Reserve kind of stand aside and let the markets do its thing, interest rates will stay relatively stable, the economy will grow at a nice slow but steady and sustainable pace, and
                  I think everybody will be surprised that we won't see
                  fireworks one way or the other. That's exactly the kind of year we want, that's usually the kind of years where we see some nice healthy stock market gains where there's just people waiting for something horrible to happen and missing the slow but steady rise in the markets.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   March 9, 2007
                                                                          Page 4

                  From what I can see and what's happening with the actual business models and the earnings results from the companies that we have the bulk of your dollars invested in, I can't see anything at least in the near-term horizon that's going to cause those juggernauts to slow down, we've got some very, very strong business models working for you and I think we're going to reap some very good results from that. No guarantees but, of course, that's my opinion at this point in time.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 16, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 March 16, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, March
                  16th. We came to the end of not a great week but in a lot of ways, I think this is going to be looked back on as I think a pretty important week. I think that we are very close to putting in a significant bottom in a lot of the troubled sectors and troubled stocks that have been dragging a lot of portfolios down. I took the opportunity this week to start building back positions in stocks that we had either sold out of or were down to very minimal positions and I think you ought to know what's going on here in that regard.

                  My particular emphasis this week was on the stocks that had gotten beaten down by the fears about the subprime mortgage crisis that I talked about last week. Stocks like Countrywide Financial which is one of the nation's largest mortgage originators, the nation's largest mortgage servicing company, they came out this past week and they said that, yes, the subprime thing is going to cause some fluctuations this year but basically, the bulk of their business, the overwhelming bulk of their business is not really going to be effected by this and the stock has come down so far that I think the risk reward is significant. Other companies that are being hit much and tarred by much of the same brush, Capital One, the major credit card issuer; I think that's going to be a buyout campaign at some point this year and that's selling at a very attractive price relative to what I believe their earnings are going to be. And then third in that category is Toll Brothers which is, of course, the luxury homebuilder. As we all know, business is horrible for homebuilders across the board and they got hit additionally this past week by additional fears about subprime but when you think about it, you have to wonder to what degree is the crisis in subprime going to hit a builder that sells to the high-end of the market. Think about that, why should Toll go down if there's a crisis in subprime? Toll builds the mcmansions for upper middle-class retirees and middle-aged people, often times they're paying largely cash for that, they don't have any trouble getting mortgages. If you look at any of the homebuilders, the homebuilder whose clientele have the best credit scores is probably Toll Brothers. So if you're looking for a company that's least likely to get hit by any problems in the subprime end of the mortgage industry, it's most likely to be Toll.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 16, 2007
                                                                          Page 2

                  Now we don't have full positions in any of these companies yet, we started to build back into them because there's always dislocations but with Capital One, Countrywide, and Toll Brothers, my expectations is that we'll continue to build positions, hopefully buying out some weakness, buying additional shares, and they're going to be a major part of the portfolio. In most years and in most portfolios, you'll find that the greater schemes come by having the courage to just bite down on the bullet and buy those things that have the most sickening-looking charts. If you look at the charts of Capital One, Countrywide, and Toll Brothers, I think that you might agree with me that the downside is relatively limited, I see the downside on these stocks being maybe 5% to 10% with an upside over the next year, year and a half of 25% to 50% or more so I think that it gives us a very good risk reward.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 16, 2007
                                                                          Page 3

                  A fourth interesting stock that we're building back a position in and after taking it down way, way low is Starbucks. I think we've seen we're very, very close to the bottom of Starbucks here, if not at the bottom, and I think that the earnings power and the growth potential of that company far exceeds any potential downside that we might see.

                  So often times we're buying stocks on the way up that are showing some good momentum. This past week has been a good textbook example about looking across the valley and buying during a crisis period when we think that fear is overwhelming, a good sense, and trying to find those bargains accordingly. So we think that the moves that we make now are not necessarily going to pay off over the next one or two or three weeks but over the next few quarters, I think that we'll see that the prices that we're seeing in these four stocks -- Starbucks, Capital One, Countrywide, and Toll Brothers are going to look like some very attractive purchase prices.

                  My best guess and this is only a guess and nobody really knows for sure is that the economy is going to muddle through, that we're going to see some good growth rates, the global economy still remains sound, there's lots of engines of growth other than the United States. Even though there's a lot of volatility in markets like China and India, on those particular countries, the markets are very much separate from what's going on in the economy. We shouldn't lose sight of the fact that those economies are growing at 5% to 10%. When you've got collectively in those two economies together, there are well over two billion people growing at 5% to 10% a year that creates a lot of demand for goods and services and products, more so than anybody I think is factoring into some of the metric economic models going forward. So sometimes the observers on TV are just getting a little too close to the action to sense what's going on in the big picture. I don't want to give a sense that I think that we're in a Pollyanna-type of environment where there's nothing wrong out there but it's the problems and the worries that create the opportunities for us to buy some of these good companies at prices that are 10%, 20%, 30%, 40% less than they were at some point over the last year and that's what is going to create I think the gains for us going forward.

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 16, 2007
                                                                          Page 4

                  So there's a lot of short-term volatility, maybe two steps forward and three steps back versus what we like and sometimes you have to go through a period like this but I think that the fundamentals are there and the business models are there with each of the companies that we own; they're all leaders in their field, all best of breed in their particular niches, and I think we're going to do well with them. So no guarantees but that's just my story and I'm sticking to it.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye-bye.

                                       END

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 23, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 March 23, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, March
                  23rd. This week was certainly a nice change of pace. I think that, as I indicated last Friday, it turned out that it was a lucky call; I got to be lucky in mentioning to you that I thought that we reached a significant bottom last week, the week before this past week.

                  Indeed, it looks like, at least over the short-term, that we have the amount of negativity that was getting priced into the market, the fact that a lot of companies, particularly in the financial services end of the market were being priced for a worse-case scenario I think wore out the age-old strategy of buying when everybody is panicking, buying when there's maximum fear, so that you can sell when there's a maximum euphoria in the market.

                  Last week and the week before was a great example about how that fear, the fear of the subprime mortgage mess taking down a lot of companies and the economy along with it, I think at least over the short-term, seems to be overblown.
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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 23, 2007
                                                                          Page 2

                  We're getting more and more indications that yes, there are issues in the subprime area, yes, a lot of these companies are going to disappear from the landscape but no, they're not likely to drag down the rest of the mortgage and housing industry with it and not likely to derail the economy because of what's being done here.

                  One of the things that I looked for and seem to have found was the fact that some of the smartest money on Wall Street, the people behind some of the major firms like Morgan Stanley and Goldman Sachs and some of the larger, more reputable leverage buyout firms, private equity firms, hedge funds are buying in this area.

                  Right when everybody is panicking, right when you hear all the people on CNBC shouting, the smartest money on Wall Street is finding bargains and allocating capital and I think that more than anything else is a good sign.

                  You always want to see what the smartest guys in the room are doing; it doesn't mean they're going to be right, it doesn't mean they're going to be right at least over the short-term, but it gives you a sense that perhaps there are some values out there and we should try to look past all the noise and static to those values.

                  So as I mentioned last week, we're starting to build back positions in those beaten down financials like Countrywide and some of the housing stocks like Toll and so far, that seems to be working out.

                  There may well be another knee-jerk leg down, I don't know, nobody really knows over the short-term. But my hunch is that and my gut tells me that over the longer term, if we're looking six to 18 months out, the prices that we're seeing in the market now are probably going to look like pretty attractive prices to us.

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 23, 2007
                                                                          Page 3

                  So from where I sit right now, unless and until there's some other bit of news coming out, the market seems to be in relatively good shape. By and large, companies are doing well.

                  The allocations that we have to energy helped the portfolio this past week with significant top-ten holdings being Valero Energy, the major gas refiner, and the oil services holders, that's an ETF that holds companies that are involved in drilling and servicing in the oil and gas industry on a global basis -- Halliburton, Schlumberger, Transocean, all those kinds of companies there; so it gives us some very nice broad exposure and those seem to be trending very well.

                  As we move towards the summer driving season, Valero in particular I think should be one of the leaders in the portfolio; as we sit here right now, it's our number four position in the portfolio.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call; I always like to hear from you. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 30, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 March 30, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, March
                  30th. We got to the end of the quarter here, a little bit of give-up this past week. After the good bounce back last week, we're still ahead of the bottom that I think that we put in a couple of weeks ago in the market and we're going to be entering into what I consider to be probably the most important four to six weeks of the year.

                  As we move into April, what we start off with is earnings preannouncements. You'll want to gear yourself up and steer yourself for a lot of negative news on the corporate earnings front. As happens every quarter, the companies that are missing their numbers, that for some reason didn't execute or had some problem in their quarter and are going to be disappointing people will report early, will report first. So there's always this sense of gloom and despair at the beginning of each quarter when the bulk of news announcements tend to be negative announcements and you always get a feeling that oh, my god, the world is coming to an end. Then starting in the third week in the quarter usually we start to see the regular scheduled earnings reports come out and then we'll see really what's happening in the economy.

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 30, 2007
                                                                          Page 2

                  We've had an incredible period over the last couple of months with an enormous amount of talk, enormous amount of speculation as to really what the state of the economy is. How is energy prices really effecting the corporate profit margins? What really is the story in the mortgage market with subprime loans, is it contained to those subprime companies in the subprime portion of the market which is a relatively small portion of the overall mortgage market or is it spreading into the higher quality loans, is it spreading into other financial services firms, are we going to see a ripple effect that could derail the economy? Now that housing prices have started to moderate and the typical homeowner can't, to the degree that they used to, use their home as an ATM machine with their lines of credit, is that going to put a crimp on consumer spending and a crimp on the economy? What is going to be the unfolding global geopolitical situation with Iran as it relates to energy? Now on Friday, we have yet another question in the mix, are we going to move into a period where there's protectionist measures passed by Congress and instituted by the Administration and could that have a ripple effect on the world economy -- an awful lot of questions, many of which are going to be answered with the corporate earnings that come out. We will find if consumer spending is holding up, we will find if corporate profit margins are being squeezed, we'll find out if the subprime malaise has filtered into the rest of the economy.

                  My sense at this point is that, of course, it's never black and white one way or the other but given the degree of gloomy news out there and given the degree of the stance from most of the media and most financial observers that are being interviewed these days, the stance that the glass half empty rather than half full, the odds are that the market will do something to confound those people. I can't stress enough the most important piece of investment wisdom that you'll ever hear from this end is that the market will do whatever it needs to do to confuse, confound, embarrass, and humiliate the maximum number of people.

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  March 30, 2007
                                                                          Page 3

                  So as we move into the second quarter, if everybody is getting geared towards a rocky period, if everybody is worried about the next shoe dropping, chances are it's not likely to happen; it doesn't mean that it won't, all that I'm talking about is where the odds lie. It's during periods of the euphoria when people are talking about, boy, it doesn't get any better than this, isn't this wonderful, and everybody is piling in, that's when there'll be some news story that will come out to leave people flatfooted, it's when everybody is negative and leaning the other way towards a negative situation that the market will come out with a piece of news that will leave them flatfooted in that regard and scoot off to a rally.

                  So we'll see how the market moves through the next two to three weeks with the earnings preannouncements. If we remain in a gloomy position with a long laundry list of negative things to think about and ponder, the odds favor a rally. If we start thinking that, boy, the clouds have parted and happy days are here again, well, then the odds favor another market leg-down. So we'll see how that happens.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, thanks for being a shareholder. Take care. Bye, bye.

                                       END